Exhibit 5.9

[LETTERHEAD OF HUSCH BLACKWELL LLP]

March 16, 2017

Community Health Systems, Inc.

CHS/Community Health Systems, Inc.

4000 Meridian Boulevard

Franklin, Tennessee 37067

Re:	Offering of 6.250% Senior Secured Notes due 2023 of CHS/Community Health Systems, Inc.

Ladies and Gentlemen:

We have acted as special Missouri counsel to the entities listed on Schedule I (collectively, the “Missouri Subsidiary Guarantors”) in connection with the Missouri Subsidiary Guarantors’ guarantee of $2,200,000,000 aggregate principal amount of 6.250% Senior Secured Notes due 2023 (collectively, the “Notes”) to be issued by CHS/Community Health Systems, Inc. (the “Company”). The Notes are being issued under an Indenture, dated March 16, 2017 (the “Base Indenture”), by and between the Company and Regions Bank, an Alabama banking corporation, as trustee (the “Trustee”), as supplemented and amended by a First Supplemental Indenture dated March 16, 2017 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and among the Company, Community Health Systems, Inc. (“Parent”), the other guarantors party thereto and the Trustee. The Notes are being guaranteed by the Missouri Subsidiary Guarantors pursuant to the guarantee included in the Indenture (the “Guarantee”).

This opinion letter is being provided to you at the request of the Missouri Subsidiary Guarantors in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Act”).

In rendering our opinions herein, we have, with your approval, relied with respect to factual matters, upon and assumed the accuracy of, the Officers’ Certificate (defined below), and certificates of public officials referred to below (the “Public Documents”). In addition thereto, we have reviewed and relied upon such records, documents, certificates and other instruments as in our judgment are necessary or appropriate to form the basis for rendering our opinions, including, without limitation, the following:

(i) the articles of formation and limited liability company agreement for each Missouri Subsidiary Guarantor;

(ii) the certificate with respect to various factual matters signed by an officer of each of the Missouri Subsidiary Guarantors and dated the date of this opinion (the “Officers’ Certificate”);

(iii) Certificate of Good Standing for each Missouri Subsidiary Guarantor dated Febrary 16, 2017 (collectively, the “Certificates of Good Standing”); and

(vii) the Indenture.

March 16, 2017 Page 2

Further, our opinions are based on the assumptions (upon which we have relied with your consent) and subject to the qualifications and limitations, set forth in this letter, including the following:

(a) We express no opinion as to any laws other than the laws of the state of Missouri. We express no opinion as to the effect on the issuance of the Notes and the execution and delivery of the Indenture (collectively, the “Transactions”) of local law which shall include charters, ordinances, administrative opinions and rules and regulations of cities, counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level).

(b) We have assumed for purposes of this opinion that: (1) each natural person executing the Indenture is legally competent; (2) all signatures on the Indenture are genuine, the Indenture submitted to us a copy conforms to the originals; (3) the Indenture is complete or will be correctly and appropriately completed (including, without limitation, all blanks and exhibits thereto); (4) any certifications dated prior to the date hereof remain true as of the date hereof; (5) each Public Document is accurate, complete and authentic and all official public records are accurate and complete; and (6) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Indenture.

(c) The opinions in this letter do not include any opinions as to enforceability of the Indenture against the Missouri Subsidiary Guarantors or any other party.

(d) As to matters of fact, we have assumed all representations of the Company, the Missouri Subsidiary Guarantors, and any other parties in the transaction documents referenced above are accurate.

(e) Our opinions with respect to laws of the State of Missouri do not include any opinion with respect to pension and employee benefit laws and regulations, antitrust and unfair competition laws and regulations, tax laws and regulations, health and safety laws and regulations, labor laws and regulations, securities laws and regulations, or environmental laws, regulations and codes.

(f) We express no opinion herein with respect to the effects of the execution, delivery, and performance of the Indenture on the rights of third parties.

Subject to the assumptions, exceptions and limitations hereinabove and hereinafter stated, it is our opinion that:

(1) Each Missouri Subsidiary Guarantor is a limited liability company validly existing and in good standing under the laws of the State of Missouri.

(2) Each Missouri Subsidiary Guarantor has all requisite limited liability company power and authority to execute, deliver and perform its obligations under the Indenture (including the Guarantee set forth therein).

March 16, 2017 Page 3

(3) The execution and delivery by each Missouri Subsidiary Guarantor of the Indenture (including the Guarantee set forth therein) and the performance by each Missouri Subsidiary Guarantor of its obligations thereunder have been duly authorized by all requisite limited liability company action on the part of each such Missouri Subsidiary Guarantor.

(4) The Indenture (including the Guarantee set forth therein) has been duly executed and delivered by each Missouri Subsidiary Guarantor.

This opinion is limited to the matters specifically stated in this letter, and no further opinion is to be implied or may be inferred beyond the opinions specifically stated herein. Unless otherwise stated herein, we have made no independent investigation regarding factual matters. This opinion is based solely on the state of the law as of the date of this opinion, and the factual matters in existence as of such date, and we specifically disclaim any obligation to monitor any of the matters stated in this opinion or to advise the persons entitled to rely on this opinion of any change in law or fact after the date of this opinion which might affect any of the opinions stated herein.

We hereby consent to the filing of this opinion letter as an exhibit to Parent’s Current Report on Form 8-K relating to the Notes and the Guarantee and to the reference to our firm under the heading “Legal Matters” included in or made part of the registration statement on Form S-3 (No. 333-203918) filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2015, as amended by the post-effective amendment No. 1 filed with the Commission on March 3, 2017. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Yours very truly,

/s/ Husch Blackwell LLP

Schedule I

Missouri Subsidiary Guarantors

Name of Guarantor	State of Organization
Kennett HMA, LLC	Missouri
Poplar Bluff Regional Medical Center, LLC	Missouri